Bradley O’Bryan
Senior Vice President, Corporate Controller
Hyatt Hotels Corporation
71 South Wacker Drive
Chicago, IL 60606

Tel: 312.780.5726
Fax: 312.780.5280

May 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attention:	Daniel L. Gordon
Branch Chief
Division of Corporation Finance

Re:	Hyatt Hotels Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-34521

Dear Mr. Gordon:

Set forth below are the responses of Hyatt Hotels Corporation (“HHC” or the “Company”) to the comments contained in the letter dated May 12, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2010

General

1.	Please tell us how you determined you are not required to submit electronically and post on your corporate Web site, Interactive Data Files pursuant to Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

Response:

Item 601(b)(101) of Regulation S-K states that an Interactive Data File is required to be submitted to the Commission and posted on a registrant’s corporate Web site based on the phase-in schedule outlined in Item 601(b)(101)(i)(A – C). Item 601(b)(101) of Regulation S-K also states that an Interactive Data File first is required for a periodic report on Form 10-Q.

Reference is made to Question 105.07 of the Commission’s Compliance and Disclosure Interpretations (“C&DIs”) of the Commission’s interactive data rules. The Company completed its Initial Public Offering in November 2009. As such, the Company first qualified as a “large accelerated filer” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2010. Following the guidance set forth in Question 105.07, because the Company did not qualify as a large accelerated filer until December 31, 2010 the Company was not required to submit Interactive Data Files until its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (the “1Q2011 Form 10-Q”). The Company filed its 1Q2011 Form 10-Q with the Commission on May 3, 2011. The Company then filed Amendment No. 1 to its 1Q2011 Form 10-Q with the Commission on May 20, 2011, the sole purpose of which amendment was to furnish Exhibit 101 to Form 10-Q in accordance with Rule 405 of Regulation S-T. In accordance with Rule 405(a)(2) of Regulation S-T, Amendment No. 1 to the 1Q2011 Form 10-Q was filed with the Commission within 30 days of the filing date of the 1Q2011 Form 10-Q.

Item 2. Properties, page 55

2.	In future filings, please revise to distinguish between consolidated and unconsolidated properties and to distinguish between properties accounted for as capital and operating leases.

Response:

In response to the Staff’s comment, the Company will revise its Item 2. Properties disclosure in future filings to distinguish between consolidated and unconsolidated properties and to distinguish between properties accounted for as capital and operating leases.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Comparable Hotels, page 70

3.	We note your disclosure about the properties that represent “comparable systemwide hotels” and “comparable operated hotels.” In future periodic reports, identify the properties that have been removed from the comparable hotel pool in the most recent period.

Response:

In response to the Staff’s comment, the Company will disclose in future filings properties that have been removed from either the “comparable systemwide hotels” and/or the “comparable operated hotels” in the most recent period.

Results of Operations, page 80

4.	We note your disclosure on page 80 about your “significant renovations.” In future periodic reports, please provide quantitative disclosure of any material development costs.

Response:

In response to the Staff’s comment, the Company will include in future filings additional disclosure regarding capital expenditures which will include development costs associated with significant renovations. We supplementally wish to advise the Staff that the Company included a breakdown of our capital expenditures within our 1Q2011 Form 10-Q and will continue to include such disclosure in future filings. This breakdown includes “enhancements to existing properties” which is primarily comprised of costs associated with “significant renovations.”

Liquidity and Capital Resources, page 91

Capital Expenditures, page 94

5.	Please quantify for us the amount of payroll and other general and administrative expenses capitalized or deferred in each of the three years ended December 31, 2010, for maintenance, enhancements to existing properties, and investment in new facilities.

Response:

The Company respectfully advises the Staff that it did not provide quantitative information with respect to the amount of payroll and other general and administrative expenses capitalized or deferred for enhancements to existing properties and investment in new facilities for each of the three years ended December 31, 2010 because such amounts are not material as they amount to approximately $1 million or less for each of the respective periods. All costs related to maintenance activities are expensed in the period incurred.

Letters of Credit, page 96

6.	In future periodic reports, please provide disclosure regarding average interest rates and maturity of the letters of credit directly with financial institutions.

Response:

In response to the Staff’s comment, the Company will include in future filings disclosure regarding average interest rates and maturity of the letters of credit directly with financial institutions.

Item 15. Exhibits and Financial Statement Schedules, page 110

7.	Please tell us how you determined you were not required to include the schedule of real estate and accumulated depreciation under Rule 12-28 of Regulation S-X. Refer to SAB Topic 7C.

Response:

In response to the Staff’s comments, the Company does not believe it is required to include the schedule of real estate and accumulated depreciation under Rule 12-28 of Regulation S-X. In coming to this determination the Company considered the guidance under Rule 5-04(c) of Regulation S-X which states in part:

The schedule prescribed by §210.12-28 shall be filed for real estate (and the accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate, or interests in other persons a substantial portion of whose business is that of acquiring and holding real estate or interests in real estate for investment. Real estate used in the business shall be excluded from the schedule.

Based on this guidance and consideration of SAB Topic 7C, the Company is not a real estate company and is not in the real estate industry. The Company does not acquire real estate solely for investment purposes, nor does it lease any of its hotel properties to others. The Company is a global hospitality company that manages, franchises, owns and develops Hyatt-branded hotels, resorts, and residential and vacation ownership properties around the world. As a result, the Company determined that as a hospitality company, it is not engaging in real estate investments activities, but is instead using real estate in the ordinary course of its business. Therefore, the Company believes the aforementioned schedule would not be a requirement.

The Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its 2010 Form 10-K (the “Filing”);

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (312) 780-5726. Any additional comments may be sent via facsimile to the undersigned at (312) 780-5280. Thank you.

Very truly yours,

/s/ Bradley O’Bryan

Bradley O’Bryan
Senior Vice President, Corporate Controller
Hyatt Hotels Corporation

cc:	Jonathan Wiggins, Division of Corporation Finance
Mark S. Hoplamazian, Hyatt Hotels Corporation
Harmit J. Singh, Hyatt Hotels Corporation
Rena Hozore Reiss, Hyatt Hotels Corporation
Michael A. Pucker, Latham & Watkins LLP
Cathy A. Birkeland, Latham & Watkins LLP